

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

George Holm
Chairman and Chief Executive Officer
Performance Food Group Co
12500 West Creek Parkway
Richmond, VA 23238

> **Re: Performance Food Group Co**
> **Form 10-K for Fiscal Year Ended July 2, 2022**
> **Filed August 19, 2022**
> **File No. 001-37578**

Dear George Holm:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services